EXHIBIT 99.1
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P R E S S   R E L E A S E
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[PHOTOGRAPHS OMITTED]                                         [LOGO OMITTED]

          THE PREMIUM VALUE,                                 CANADIAN NATURAL
    DEFINED GROWTH, INDEPENDENT
                                                               NEWS RELEASE

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                 CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
                THE ACQUISITION OF ANADARKO CANADA CORPORATION
       CALGARY, ALBERTA -- SEPTEMBER 14, 2006 -- FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or the "Company") announces entering into an agreement relating to the acquisition of Anadarko Canada Corporation ("ACC"), a subsidiary of Anadarko Petroleum Corporation, for aggregate consideration of US$4.075 billion. ACC's land and production base are all located in Western Canada and are high quality, concentrated natural gas weighted assets with strong netbacks and a long reserve life. The current production, before royalties, from the working interests acquired by Canadian Natural, is approximately 358 million cubic feet per day of natural gas and 9,300 barrels per day of crude oil and NGLs. The assets also include approximately 1.5 million net undeveloped acres and key strategic facilities in the high growth areas of Northeast British Columbia and Northwest Alberta.

In commenting on the acquisition, Canadian Natural's President and Chief Operating Officer, Steve Laut stated, "This acquisition further strengthens Canadian Natural's asset and production base in key operating areas specifically, in relation to natural gas. This demonstrates the strength of the Company's balance sheet and our confidence in our ability to execute our defined plan, including Phase I of the Horizon Oil Sands Project, which remains on schedule and on track to budget targets."

The acquisition fits Canadian Natural's strategy of dominating its core areas and related infrastructure as the majority of the acquired properties are operated and located in or adjacent to Canadian Natural's core areas. The properties acquired strengthen Canadian Natural's long term Canadian natural gas strategy by significantly increasing its land and facilities infrastructure in key areas in Northwest Alberta and Northeast British Columbia that are tightly held and very competitive. These are also areas where Canadian Natural has a strong understanding of the geology and production performance. The ACC assets contain significant upside, with over 1,500 new drilling locations identified. The key infrastructure acquired will allow the low cost development of not only ACC lands but also adjacent Canadian Natural lands. As a result Canadian Natural expects to achieve operating cost synergies with the full integration of both the ACC infrastructure and Canadian Natural infrastructure. Additional acreage in the Foothills further enhances the Company's long term deep natural gas growth plans.

The following table summarizes the forecasted daily production, reserves and undeveloped land of Canadian Natural after giving effect to the acquisition, assuming an October 1, 2006 control date:

-----------------------------------------------------------------------------------------
                                                                           REVISED 2006
                                                                                 ANNUAL
                                                     CNQ        ACC            GUIDANCE
-----------------------------------------------------------------------------------------
Daily Production, before royalties (1)
 Natural Gas (mmcf/d)                       1,422 - 1,450       358       1,510 - 1,540
 Crude oil and NGLS (mbbl/d)                    327 - 350         9           330 - 351
 Barrels of oil equivalent (mboe/d)             564 - 592        69           582 - 608

Proved Reserves (2)
 Natural Gas (bcf)                                  3,490     1,561
 Crude oil and NGLS (mmbbl)                         1,223        48
 Barrels of oil equivalent (mmboe)                  1,804       308

Core areas undeveloped land
 (millions of net acres) (3)                         11.0       1.5
=========================================================================================

(1)  Canadian Natural production range based on current 2006 annual guidance.
(2) Before royalties as at December 31, 2005. CNQ reserves are as filed in its Annual Information Form and ACC reserves are as filed in its Form-10K, adjusted for royalties.
(3) Canadian Natural Western Canadian acreage as at June 30, 2006, ACC acreage estimated as at August 31, 2006.

                                                                         PAGE 2
===============================================================================

The ACC acquisition is positive for Canadian Natural shareholders with cash flow increasing by $0.24 per share in 2006 and $0.99 per share in 2007 on a strip pricing basis. The earnings impact is expected to be neutral. Based upon current crude oil and natural gas forward strip pricing, the Company estimates its 2006 cash flow to be between $4.9 billion to $5.3 billion.

Canadian Natural's balance sheet has significant strength and flexibility to accommodate this acquisition, however, the debt to book capitalization level will be near the top end of internal targets. To ensure balance sheet strength going forward Canadian Natural has hedged a significant portion of the Company's natural gas and crude oil production for 2007 and 2008 at prices that protect investment returns. The Company will also consider the divestiture of non strategic and non core properties to gain additional balance sheet flexibility.

In addition to the strategic location of the high quality assets that ACC brings to Canadian Natural, it will allow the Company to further high grade its project inventory and significantly reduce capital expenditures in the current highly inflationary service market. Canadian Natural expects, as a result of the acquisition, to reduce its 2007 conventional crude oil and natural gas capital budget by between $0.8 billion and $1.0 billion, versus 2006 capital spending while maintaining the capital expenditures to complete Phase I of the Horizon Oil Sands Project.

Canadian Natural has retained Scotia Waterous to act as financial advisors for the acquisition. In addition, Citigroup Global Markets Inc, RBC Capital Markets, CIBC Capital Markets, and BMO Capital Markets have been retained as strategic advisors on the acquisition.

The transaction is subject to normal closing conditions and governmental approval.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or incorporated herein by reference may constitute "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the industry capacity; the ability of the Company to implement its business strategy, including exploration and development activities; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the availability and cost of financing; the success of exploration and development activities; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management's course of action would depend upon its assessment of the future considering all information then available.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

                                                                         PAGE 3
===============================================================================

CONFERENCE CALL

A conference call will be held at 7:00 a.m. Mountain Daylight Time, 9:00 a.m. Eastern Daylight Time on Thursday, September 14, 2006. Slides relating to the acquisition may be found at WWW.CNRL.COM prior to the conference call. The North American conference call number is 1-877-461-2814 and the outside North American conference call number is 001-416-695-6120. Please call in about 10 minutes before the starting time in order to be patched into the call. The conference call will also be broadcast live on the internet and may be accessed through the Canadian Natural website at WWW.CNRL.COM.

A taped rebroadcast will be available until 6:00 p.m. Mountain Daylight Time Thursday, September 21, 2006. To access the postview in North America, dial 1-888-509-0081. Those outside of North America, dial 001-416-695-5275. The passcode to use is 630621.

WEBCAST

This call is being webcast by Vcall and can be accessed on Canadian Natural's website at www.cnrl.com/investor_info/calendar.html.

The webcast is also being distributed over PrecisionIR's Investor Distribution Network to both institutional and individual investors. Investors can listen to the call through www.vcall.com or by visiting any of the investor sites in PrecisionIR's Individual Investor Network.

For further information, please contact:

                      CANADIAN NATURAL RESOURCES LIMITED
                          2500, 855 - 2nd Street S.W.
                               Calgary, Alberta
                                    T2P 4J8

                                     ALLAN P. MARKIN                  DOUGLAS A. PROLL
TELEPHONE: (403) 514-7777                   Chairman       Chief Financial Officer and
FACSIMILE: (403) 517-7370                               Senior Vice-President, Finance
EMAIL:     ir@cnrl.com              JOHN G. LANGILLE
WEBSITE:   www.cnrl.com                Vice-Chairman                   COREY B. BIEBER
                                                                        Vice-President,
TRADING SYMBOL - CNQ                   STEVE W. LAUT                Investor Relations
Toronto Stock Exchange                 President and
New York Stock Exchange      Chief Operating Officer